                                  SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.1)

Filed by the Registrant  /_/

Filed by a Party other than the Registrant  /X/

Check the appropriate box:

     /X/  Preliminary Proxy Statement

     /_/  Confidential,  for Use of the  Commission  Only (as  permitted by Rule
          14a-6(e)(2))

     /_/  Definitive Proxy Statement

     /_/  Definitive Additional Materials

     /_/  Soliciting Material Under Rule 14a-12

                            LifePoint Hospitals, Inc.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                        Accipiter Life Sciences Fund, LP
                       Accipiter Life Sciences Fund II, LP
                  Accipiter Life Sciences Fund (Offshore), Ltd.
                Accipiter Life Sciences Fund II (Offshore), Ltd.
                    Accipiter Life Sciences Fund II (QP), LP
                        Accipiter Capital Management, LLC
                              Candens Capital, LLC
                                  Gabe Hoffman
                                Mohsin Y. Meghji
                                 Earl P. Holland
                                 Nicole Viglucci
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

     Payment of Filing Fee (Check the appropriate box):

     /X/  No fee required.

     /_/  Fee  computed on table below per Exchange  Act Rules  14a-6(i)(1)  and
          0-11.

     (1)  Title of each class of securities to which transaction applies:

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     (2)  Aggregate number of securities to which transaction applies:

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     (3)  Per unit  price  or other  underlying  value of  transaction  computed pursuant to Exchange  Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     (4)  Proposed maximum aggregate value of transaction:

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     (5)  Total fee paid:

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     /_/  Fee paid previously with preliminary materials:

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     /_/  Check box if any part of the fee is offset as provided by Exchange Act
Rule  0-11(a)(2)  and identify the filing for which the  offsetting fee was paid previously.  Identify the previous filing by registration  statement  number, or the form or schedule and the date of its filing.

     (1)  Amount previously paid:

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     (2)  Form, Schedule or Registration Statement No.:

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     (3)  Filing Party:

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     (4)  Date Filed:

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED APRIL 20, 2006

                        ACCIPITER LIFE SCIENCES FUND, LP

                                 April 21, 2006

Dear Fellow Stockholder:

         Accipiter  Life  Sciences  Fund,  LP  ("Accipiter")  and certain of its affiliates are the beneficial owners of an aggregate of 985,394 shares of Common
Stock of LifePoint Hospitals, Inc. ("LifePoint" or the "Company"),  representing approximately  1.8% of the  outstanding  Common Stock of the Company.  Accipiter does not believe that the current Board of Directors of the Company is acting in your best  interests  as  discussed  in  further  detail in the  attached  Proxy
Statement.  Accipiter is therefore seeking your support at the annual meeting of stockholders scheduled to be held on Monday, May 8, 2006 at 3:00 p.m. local time at 511 Union Street, Suite 2700, Nashville, Tennessee 37219 for the following:

         1.       To  elect  Accipiter's  slate  of  nominees  to the  Board  of
                  Directors to serve as Class I directors, and

         2.       To adopt a proposal  recommended  by the Board of Directors of the Company and included in the Company's  proxy  statement to ratify the  appointment  of Ernst & Young LLP as the Company's independent registered public accounting firm for 2006.

         Accipiter urges you to carefully consider the information  contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about April 21, 2006.

         If you have already voted for the incumbent  management  slate you have every  right to  change  your  votes by either  voting  in person at the  Annual
Meeting or by  signing,  dating and  returning  a later  dated proxy card either directly to  Accipiter in care of  MacKenzie  Partners,  Inc. at the address set forth  on the  following  page,  or to  LifePoint  with a  photostatic  copy  to
Accipiter  in care of MacKenzie  Partners,  Inc. at the address set forth on the following page.

         If you have any  questions  or require any  assistance  with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

                                          Thank you for your support,

                                          Gabe Hoffman
                                          Accipiter Life Sciences Fund, LP

--------------------------------------------------------------------------------

  IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
                 OR NEED ADDITIONAL COPIES OF ACCIPITER'S PROXY
                MATERIALS, PLEASE CALL MACKENZIE PARTNERS AT THE
                           PHONE NUMBERS LISTED BELOW.

                                   MACKENZIE
                                 PARTNERS,INC.
                               105 Madison Avenue
                               New York, NY 10016
                           PROXY@MACKENZIEPARTNERS.COM
                          (212) 929-5500 (Call Collect)
                                       or
                            TOLL-FREE (800) 322-2885

--------------------------------------------------------------------------------

                                      -2-

                         ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                            LIFEPOINT HOSPITALS, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                        ACCIPITER LIFE SCIENCES FUND, LP

                            -------------------------

          PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

         Accipiter  Life Sciences  Fund, LP  ("Accipiter"  or "we"),  a Delaware
limited  partnership,  together with certain of its  affiliates who are named as participants  in this Proxy Statement are  stockholders of LifePoint  Hospitals,
Inc.,  a Delaware  corporation  ("LifePoint"  or the  "Company").  Accipiter  is
writing to you in connection with the election of three nominees to the board of directors  of  LifePoint  (the  "LifePoint  Board")  at the  annual  meeting  of stockholders scheduled to be held on Monday, May 8, 2006 at 3:00 p.m. local time at 511 Union  Street,  Suite 2700,  Nashville,  Tennessee  37219,  including any adjournments  or  postponements  thereof and any meeting  which may be called in lieu thereof (the "Annual Meeting").  This Proxy Statement and the enclosed GOLD proxy card are first being furnished to stockholders on or about April 21, 2006.

         This  Proxy  Statement  and the  enclosed  GOLD  proxy  card are  being furnished to  stockholders  of LifePoint  by  Accipiter in  connection  with the solicitation of proxies from LifePoint's stockholders for the following:

         1.       To elect Accipiter's director nominees, Mohsin Y. Meghji, Earl
                  P. Holland and Nicole  Viglucci (the  "Nominees")  to serve as
                  Class I directors of the Company, in opposition to LifePoint's incumbent  directors whose terms expire at the Annual Meeting,
                  and

         2.       To adopt a proposal  recommended  by the  LifePoint  Board and included  in the  Company's  proxy  statement  to  ratify  the appointment of Ernst & Young LLP as the Company's  independent registered public accounting firm for 2006.

         Accipiter  and its  affiliates  Accipiter  Life Sciences Fund II, LP, a
Delaware  limited   partnership  ("ALSF  II"),   Accipiter  Life  Sciences  Fund
(Offshore),  Ltd., a Cayman Islands  company ("ALSF  Offshore"),  Accipiter Life
Sciences  Fund  II  (Offshore),   Ltd.,  a  Cayman  Islands  company  ("ALSF  II
Offshore"),  Accipiter  Life  Sciences  Fund II  (QP),  LP, a  Delaware  limited partnership  ("ALSF II QP"),  Accipiter  Capital  Management,  LLC,  a  Delaware
limited  liability company  ("Accipiter  Management"),  Candens Capital,  LLC, a
Delaware limited  liability company  ("Candens"),  Gabe Hoffman and the Nominees are members of a group (the  "Accipiter  Group") formed in connection  with this proxy solicitation and are deemed participants in this proxy solicitation.

         LifePoint has set the record date for determining stockholders entitled to notice of and to vote at the Annual  Meeting as March 17,  2006 (the  "Record
Date").  The mailing address of the principal  executive offices of LifePoint is
103 Powell Court, Suite 200, Brentwood,  Tennessee 37027. Stockholders of record at the close of  business  on the Record  Date will be  entitled  to vote at the
Annual  Meeting.  According  to  LifePoint,  as of the Record  Date,  there were
55,492,025  shares of common  stock,  $.01 par value per share  (the  "Shares"), outstanding and entitled to vote at the Annual  Meeting.  As of the Record Date, the members of the Accipiter Group were the beneficial owners of an aggregate of
556,880 Shares,  which represents  approximately 1.0% of the Shares outstanding.
The Accipiter Group intends to vote such Shares for the election of the Nominees and the  ratification  of the  appointment  of  Ernst & Young  LLP as  described herein.

THIS  SOLICITATION  IS BEING MADE BY ACCIPITER AND NOT ON BEHALF OF THE BOARD OF
DIRECTORS  OR  MANAGEMENT  OF  LIFEPOINT.  ACCIPITER  IS NOT  AWARE OF ANY OTHER
MATTERS TO BE BROUGHT BEFORE THE ANNUAL  MEETING.  SHOULD OTHER  MATTERS,  WHICH
ACCIPITER IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT
BEFORE THE ANNUAL  MEETING,  THE PERSONS  NAMED AS PROXIES IN THE ENCLOSED  GOLD
PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

ACCIPITER URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE
ELECTION OF ITS NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

IF YOU HAVE ALREADY SENT A PROXY CARD  FURNISHED BY LIFEPOINT  MANAGEMENT TO THE
LIFEPOINT  BOARD,  YOU MAY REVOKE THAT PROXY AND VOTE FOR EACH OF THE  PROPOSALS
DESCRIBED IN THIS PROXY STATEMENT BY SIGNING,  DATING AND RETURNING THE ENCLOSED
GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY
MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL  MEETING BY  DELIVERING A WRITTEN
NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL  MEETING OR BY VOTING
IN PERSON AT THE ANNUAL MEETING. ALTHOUGH A REVOCATION IS EFFECTIVE IF DELIVERED
TO LIFEPOINT,  ACCIPITER REQUESTS THAT EITHER THE ORIGINAL OR PHOTOSTATIC COPIES
OF ALL REVOCATIONS BE MAILED TO ACCIPITER IN CARE OF MACKENZIE PARTNERS, INC. AT
THE ADDRESS SET FORTH ON THE BACK COVER OF THIS PROXY STATEMENT.

                                      -2-

                                    IMPORTANT

         YOUR VOTE IS  IMPORTANT,  NO MATTER HOW MANY SHARES YOU OWN.  ACCIPITER
URGES YOU TO SIGN,  DATE,  AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE
FOR THE ELECTION OF ACCIPITER'S NOMINEES.

o        If your Shares are  registered  in your own name,  please sign and date the enclosed GOLD proxy card and return it to Accipiter,  c/o MacKenzie
         Partners, Inc., in the enclosed envelope today.

o        If any of your Shares are held in the name of a brokerage  firm,  bank, bank nominee or other  institution on the Record Date, only it can vote such  Shares  and only  upon  receipt  of your  specific  instructions.
         Accordingly, please contact the person responsible for your account and instruct  that  person to execute on your  behalf the GOLD proxy  card.
         Accipiter  urges you to  confirm  your  instructions  in writing to the person  responsible  for your  account  and to  provide  a copy of such instructions  to  Accipiter,  c/o  MacKenzie  Partners,  Inc.,  who  is
         assisting in this  solicitation,  at the address and telephone  numbers set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

             YOU MAY ALSO BE ABLE TO VOTE BY TELEPHONE OR INTERNET.

  SINCE THERE IS NOT MUCH TIME UNTIL THE ANNUAL MEETING, PLEASE CALL MACKENZIE
    PARTNERS FOR ASSISTANCE IN VOTING YOUR SHARES BY TELEPHONE OR INTERNET.

                                   MACKENZIE
                                 PARTNERS,INC.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           PROXY@MACKENZIEPARTNERS.COM

                                       or
                          CALL TOLL FREE (800) 322-2885

                                      -3-

                           BACKGROUND TO SOLICITATION

         The  following  is a  chronology  of events  leading  up to this  proxy solicitation:

o        Accipiter began accumulating Shares of LifePoint in August 2005.

o        Over the past several months, representatives of Accipiter have closely followed  the public  statements  of  individual  members of  LifePoint management  and have talked at length with LifePoint  management  about various issues facing the Company which were subsequently  communicated to LifePoint in a letter described in the following bullet.

o        On March 24, 2006, Accipiter Management delivered a letter to LifePoint expressing its concern with LifePoint's  operations and encouraging the
         LifePoint  Board  to  improve  stockholder  value  by  terminating  the proposed  acquisition  of five  hospitals  from HCA  Inc.,  instituting rigorous  procedures  for  determining  capital  allocation  for  Share repurchase or debt repayment,  making  additions and/or changes to both the  management  team and the LifePoint  Board and aligning  management compensation with operational  performance.  Accipiter  Management also expressed its wish to engage  management  and the LifePoint  Board in a constructive dialogue regarding actions to enhance stockholder value.

o        The  Chairman  of the Board of  LifePoint  delivered  a  three-sentence letter  to  Accipiter  Management  responding  to its  March 24  letter without  substantively  addressing  any of  Accipiter's  concerns.  The
         Chairman  indicated that the LifePoint Board would communicate on these matters with all of the stockholders in the near future.

o        On March 31, 2006, Accipiter delivered to LifePoint what it believed to be a  timely  notice  nominating  the  Nominees  for  election  to  the
         LifePoint Board at the Annual Meeting.

o        On April 4,  2006,  LifePoint  advised  Accipiter  that its  notice  of nomination  was  untimely.  LifePoint  stated that on February 6, 2006,
         LifePoint had issued a press release  announcing the date of the Annual
         Meeting and that stockholder  nominations of candidates for election as directors therefore had been due within 10 days thereafter, or February
         16,  2006,  in  accordance  with the advance  notice  requirements  for stockholder nominations contained in the Company's Amended and Restated
         By-Laws.

o        On April 10, 2006, Accipiter filed a Complaint for Injunctive Relief in the  Court of  Chancery  of the  State of  Delaware  alleging  that the members of the LifePoint Board had breached their  fiduciary  duties by triggering  the advance  notice  requirements  in a manner  foreseeably adverse to any  stockholders  potentially  interested  in nominating an opposing  slate.  The Complaint  seeks to, among other  things,  enjoin
         LifePoint from proceeding with the Annual Meeting without first waiving the advance  notice  requirement  as to Accipiter  and the Nominees and affording  Accipiter a fair opportunity to solicit proxies on behalf of the Nominees. See "Legal Proceedings."

                                      -4-

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

         The LifePoint Board is currently  composed of eight  directors  divided into three classes serving staggered  three-year terms. The terms of three Class
I directors of the LifePoint  Board - Ricki Tigert Helfer,  John E. Maupin,  Jr.
and Owen G. Shell, Jr. - expire at the Annual Meeting. Accipiter is seeking your support at the Annual Meeting to elect its Nominees in opposition to LifePoint's director nominees.

          REASONS WHY ACCIPITER IS CHALLENGING THE INCUMBENT DIRECTORS

         Accipiter  believes the election of the  Nominees  represents  the best means for LifePoint  stockholders  to maximize the value of their  Shares.  As a stockholder of LifePoint, Accipiter has a vested interest in the maximization of the value of the  Shares.  Additionally,  Accipiter's  Nominees  have  extensive experience  in  the  healthcare  industry  as  well  as in  private  and  public investment,  corporate  governance and business  management.  LifePoint's  three incumbent  director  nominees  on the  other  hand  have  no  actual  management experience with any for-profit  healthcare companies based on their biographical extracts contained in the LifePoint proxy statement. If elected to the LifePoint
Board,  the  Nominees  will use their  best  efforts to  improve  the  Company's operating  performance and implement corporate governance reform while exploring all available  alternatives to maximize  stockholder  value.  Specifically,  the
Nominees  intend to steer  LifePoint  away  from  value  dilutive  acquisitions, including  currently proposed  acquisitions  discussed herein. The Nominees also intend to focus the Company on operating core  facilities and fixing problems at recently acquired facilities.

         There can be no assurance that the actions our Nominees  intend to take as described herein will be implemented if they are elected or that the election of our  Nominees  will  improve  the  Company's  business or  otherwise  enhance stockholder value. Your vote to elect the Nominees does not constitute a vote in favor of our  value  enhancing  plans  for  LifePoint.  Your  vote to elect  the
Nominees will have the legal effect of replacing  three  incumbent  directors of
LifePoint with our Nominees.  If elected, the Nominees will represent a minority of the members of the LifePoint Board.

      WE BELIEVE THAT INADEQUATE DUE DILIGENCE OF AND POOR EXECUTION ON THE
  RECENT ACQUISITIONS OF BOTH PROVINCE HEALTHCARE AND DANVILLE REGIONAL MEDICAL
           CENTER HAVE CONTRIBUTED TO A DECLINE IN STOCKHOLDER VALUE

         On April 15, 2005,  LifePoint merged with Province  Healthcare  Company
("Province").  Province was a public company that, prior to the merger, operated
21 general acute care  hospitals in non-urban  communities in the United States.
Numerous  problems  with the former  Province  hospitals  have arisen  since the merger and we have questions as to why these issues were not  discovered  either in due diligence or during the eight months between the announcement and closing of the  merger.  These  include  but  are not  limited  to the  following  items discussed below.

COASTAL  CAROLINA  MEDICAL  CENTER  ("COASTAL"):  Coastal  was a de novo  former
Province   hospital  which  opened  in  November  2004.   LifePoint   management
acknowledged  during their January 9, 2006 conference call that Coastal has been a drain on earnings by $0.02 to $0.03 per share per quarter. We question why the hospital is still  operating  at such a large loss after having been open for 16 months and operated by LifePoint for nearly a year.  Management's  2006 guidance provided  earlier this year assumes that Coastal will achieve  break-even in the second half of 2006. However,  population growth is not expected to dramatically expand over the near term in the county in which Coastal is located.  We believe that this may be an important  indicator that Coastal may continue to operate at a loss.  We  believe an  operating  plan  should be  instituted  to turn  around
Coastal.  To date,  management  has not provided any specifics  regarding such a plan.

VALLEY  VIEW  MEDICAL  CENTER  ("VALLEY  VIEW"):  Valley  View has been a second problematic  de novo  former  Province  hospital.  Valley  View  was  opened  by

                                      -5-

LifePoint  in the  fourth  quarter  of  2005  and  failed  to  receive  Medicare certification  during the  inspection  by the Centers for  Medicare and Medicaid
Services ("CMS") in January 2006. As a result,  Valley View is treating Medicare patients but is not receiving Medicare reimbursement.  Our understanding is that the hospital CEO  appointed  by LifePoint  management  only a few months ago has already been  replaced.  Neither we nor our  industry  contacts are aware of any for-profit  hospital  company  that has  failed  to be  certified  for  Medicare reimbursement for such a long period.  Management stated during their January 9,
2006  conference  call that this  hospital is  currently  operating at a loss of
$0.04 to $0.05 per share per quarter.

PHYSICIAN   RELATIONS  AT  FORMER  PROVINCE  HOSPITALS:   LifePoint   management
acknowledged  during  their  January  9,  2006  conference  call  that they were surprised by the extent and pervasiveness of the poor relations between Province and their physicians.  Bill Gracey,  COO of LifePoint,  stated during that call,
"Long story short, we have uncovered more physician  competition we believe than we initially anticipated, I think is a fair statement." We do not understand why this was not anticipated - after all,  Province's  troubled physician  relations were well  highlighted  over a year before the merger.  In fact,  management  of
Province acknowledged during their January 31, 2003 conference call that "recent results were  [affected]  primarily by the unusually  large number of physicians lost during the year."

         Danville  Regional Medical Center  ("Danville") is a hospital  facility located in  Danville,  Virginia  that was  acquired by  LifePoint  in July 2005.
According to  LifePoint's  public  filings,  the  acquisition of Danville was in furtherance of the Company's  strategy of acquiring  hospitals that are the sole or significant market provider of healthcare  services in their communities.  As with the Province  hospitals,  there are numerous problems with Danville that we believe  should  have  been  discovered  by  LifePoint  management  prior to the acquisition. The CEO of Danville, like the CEO at Valley View, has been replaced after just a short tenure. In addition, LifePoint management has cited the local economy in Danville as a reason for weaker than expected  results.  During their
February 2006 conference call,  management stated the following in response to a question  regarding the local  economy:  "In Danville,  you referred to the fact that we recently  mentioned  that the key employer there was going to be cutting down employment  substantially.  Yes, that's a challenge; yes, it's been a shock for the  community...."  We do not think the economic outlook should have been a surprise for LifePoint  management due to evidence of rising unemployment in the region prior to the acquisition.  Dan River, the area's former largest employer, filed for  bankruptcy in March 2004 and has been  steadily  laying off employees since then. Given that LifePoint  planned  significant  personnel  reductions at
Danville  Regional  Medical Center,  it is surprising that they should be caught off-guard by higher than expected  unemployment in Danville.  Dimon Tobacco, the former fifth largest employer, closed its factory, laying off over 500 employees in April 2005,  over a month before  LifePoint  signed the Danville  acquisition agreement.

     WE BELIEVE THAT THE PROPOSED ACQUISITION OF HOSPITALS FROM HCA INC. IN
       WEST VIRGINIA AND VIRGINIA HAS ALSO DETERIORATED STOCKHOLDER VALUE.

         On July 14, 2005, LifePoint announced the acquisition of five hospitals in West Virginia and Virginia from HCA Inc.  ("HCA").  Management  stated during their July 28, 2005 conference call reporting  second quarter 2005 earnings that the deal would be accretive to earnings. However, management stated during their
January 9, 2006  conference  call that the  performance  at these  hospitals has deteriorated  significantly  since the deal was  announced and that as a result,

                                      -6-

the proposed  transaction  was now expected to be dilutive by $0.02 to $0.03 per share per quarter  upon  closing.  Amazingly,  this  potential  dilution was not incorporated into LifePoint's financial projections, leaving room for additional downward revisions to earnings estimates. We also question management's decision to invest a  substantial  portion of the $330 million  transaction  value in the
West Virginia  market and we have  concerns as to why LifePoint  would choose to concentrate itself in this state. If the HCA transaction  closes,  West Virginia would  amount  to over 10% of the  Company's  revenues.  We  believe  that  West
Virginia  is  unattractive  due to the fact  that the West  Virginia  Healthcare
Authority  sets  reimbursement  rates for  hospitals.  Based upon the  foregoing concerns and the problems  encountered with the Province and Danville facilities subsequent to acquisition,  we believe that the proposed  acquisitions  from HCA are not in the best interest of the Company's stockholders.

         We also believe that the decline in Share price since the  announcement of the HCA  acquisition  demonstrates  how the proposed  acquisition has already deteriorated stockholder value:

         o        On July 14, 2005, the day LifePoint  announced the acquisition of the HCA hospitals,  the Share price closed at $47.38,  just off an all-time high closing price of $51.47 achieved  earlier that month.

         o        Since July 14, 2005, the Share price has declined to $29.87 as of April 19,  2006,  the day prior to the filing of this Proxy
                  Statement with the SEC, representing an alarming 37% decline.

         We are  concerned  that the Share price will continue to decline if the acquisition of the HCA hospitals is consummated.

   WE BELIEVE LIFEPOINT SHOULD IMMEDIATELY REDUCE ITS LEVERAGE AND/OR COMMENCE
                           A STOCK REPURCHASE PROGRAM

         Instead of focusing on  ill-conceived  acquisitions  that have not been accretive to  stockholder  value,  we believe  LifePoint  should  implement  the following value enhancing alternatives:

         o        REDUCE  LEVERAGE  BY FOCUSING  ON CORE  OPERATIONS,  IMPROVING
                  OPERATIONS OF RECENTLY ACQUIRED BUSINESSES AND MAXIMIZING FREE
                  CASH FLOW. Given that LifePoint has already increased leverage from  approximately  1.0x  debt /  EBITDA  just  prior  to the
                  Province  transaction to over 3.0x currently,  we do not think it wise to  increase  leverage  further  to  complete  the HCA acquisition or any other acquisition.

         o        AGGRESSIVELY  BUY  BACK  LIFEPOINT  STOCK  AT  CURRENT  MARKET
                  PRICES.  We estimate  that  LifePoint  is trading at 7x EBITDA which is less expensive than acquiring the HCA hospitals,  for which we estimate  the  multiple to be 10x EBITDA.  We believe

                                      -7-

                  that buying back its own stock would require less of LifePoint management's  time  and  attention  than  integrating  problem hospitals and results in a significantly lower risk profile.

         We believe the  foregoing  alternatives  are less risky and have higher upside than completing the HCA transaction.

      ACCIPITER BELIEVES LIFEPOINT SHOULD REDEEM ITS POISON PILL AND SHOULD
      ELIMINATE FROM ITS CERTIFICATE OF INCORPORATION AND BY-LAWS CERTAIN
                            ANTI-TAKEOVER PROVISIONS

         In  April  2005,  the  LifePoint  Board  adopted,  without  stockholder approval,  a rights  agreement or "poison pill".  We believe the poison pill has the effect of  entrenching  the  LifePoint  Board and  management.  In addition,
LifePoint's  Amended and Restated  Certificate of Incorporation  ("Charter") and
Amended  and  Restated  By-Laws  ("By-Laws")   contain  numerous   anti-takeover
provisions  that we believe  infringe on the  stockholders'  rights to determine what is best for the  Company  and serve to  entrench  the  LifePoint  Board and current management.  These anti-takeover provisions include, but are not limited to, the following:

            o     CHARTER PROVISION CLASSIFYING THE COMPOSITION OF THE LIFEPOINT
                  BOARD INTO THREE CLASSES.

            o     BY-LAW PROVISION SPECIFICALLY DENYING STOCKHOLDERS THE ABILITY
                  TO CALL A SPECIAL MEETING OF STOCKHOLDERS.

            o     CHARTER  PROVISION   SPECIFICALLY   DENYING  STOCKHOLDERS  THE
                  ABILITY TO TAKE ACTION BY WRITTEN CONSENT.

            o     CHARTER  PROVISION  ALLOWING  STOCKHOLDERS TO REMOVE DIRECTORS
                  FOR CAUSE  ONLY BY A VOTE OF AT LEAST  80% OF THE  OUTSTANDING
                  VOTING STOCK.

            o     CHARTER PROVISION  GENERALLY  REQUIRING A VOTE OF AT LEAST 85%
                  OF THE OUTSTANDING  VOTING STOCK TO APPROVE  CERTAIN  BUSINESS
                  COMBINATIONS  WITH  10%   STOCKHOLDERS,   SUBJECT  TO  CERTAIN
                  EXCEPTIONS.

            o     CHARTER  PROVISION  REQUIRING  A VOTE OF AT  LEAST  80% OF THE
                  OUTSTANDING VOTING STOCK TO ALTER, AMEND OR REPEAL MOST OF THE
                  ARTICLES OF THE CHARTER.

            o     CHARTER AND BYLAW  PROVISION  ALLOWING  STOCKHOLDERS TO ALTER,
                  AMEND OR REPEAL THE BY-LAWS  ONLY BY A VOTE OF AT LEAST 80% OF
                  THE OUTSTANDING VOTING STOCK.

         If elected,  the Nominees will,  subject to their fiduciary  duties, be committed to lobbying the other members of the LifePoint  Board to eliminate the poison  pill and the  anti-takeover  provisions  contained  in the  Charter  and
By-Laws.  We note that Kenneth C. Donahey  currently serves as both the Chairman of the Board and CEO of LifePoint. If elected, the Nominees would also encourage the other members of the LifePoint Board to adopt a By-Law provision  separating
the  Chairman  and  CEO  positions  in  order  to  increase   transparency   and
independence at the Board level.

                                      -8-

THE NOMINEES

         The following  information sets forth the name, age,  business address,
present  principal   occupation,   and  employment  and  material   occupations,
positions,  offices,  or  employments  for the  past  five  years of each of the
Nominees.  This information has been furnished to Accipiter by the Nominees. The
Nominees are citizens of the United States of America.

         MOHSIN Y.  MEGHJI (AGE 41) is a Principal  and  co-founder  of Loughlin
Meghji  +  Company   ("LM+Co"),   a  New  York  based  financial  advisory  firm
specializing in advising management, investors and lenders. LM+Co was founded in
February  2002.  Prior to that,  Mr.  Meghji  spent  11  years  with the  Global
Corporate  Finance Group of Arthur  Andersen LLP,  including as a partner in the
New York office. From May 2002 to December 2004 upon its sale, Mr. Meghji served on the  board  of  directors  of  Mariner  Health  Care  Inc.,  a  $1.5  billion publicly-held,  integrated health care services provider. He currently serves on the board of directors of Dan River,  Inc. (since January 2006), a subsidiary of
GHCL Ltd.,  an Indian  conglomerate.  Mr.  Meghji  graduated  with a Bachelor of
Business  Administration from the Schulich School of Business of York University in Canada and has completed the Advanced Corporate Finance Program at the INSEAD
Business School in France.  The principal  business address of Mr. Meghji is c/o
Loughlin Meghji + Company,  148 Madison Avenue,  New York, New York  10016-6700.
Mr. Meghji does not  beneficially  own, and has not purchased or sold during the past two years, any securities of LifePoint.

         EARL P.  HOLLAND  (AGE 60) served from 1981 to January 2001 in a number of  capacities,  and most  recently  as the  Chief  Operating  Officer  and Vice
Chairman,  of Health  Management  Associates,  Inc., a hospital company operator that trades on the New York Stock  Exchange.  He retired in January  2001 and is now a private  investor.  Mr.  Holland  currently  serves as a director  of Team
Health,  a supplier of physician  staffing for hospitals and military bases that was recently  acquired by The  Blackstone  Group,  and serves as a member of its compensation  committee. He is also a director of Orion Bancorp, a large private bank in Florida,  where he serves as the chairman of each of the audit committee and compensation  committee.  Mr. Holland is also the Vice Chairman of the board of  directors  of  Cornerstone  National  Insurance  Co.,  a private  automobile insurance  company,  and serves on its  compensation  committee.  Other  current directorships  of Mr. Holland include Ultra Watt,  Inc., a private  research and development company specializing in energy-efficient lighting technologies,  and
Medical Diagnostic Technology, a company specializing in early cancer detection.
Mr. Holland's  principal address is c/o Accipiter Capital  Management,  LLC, 399
Park  Avenue,  38th  Floor,  New York,  New York  10022.  Mr.  Holland  does not beneficially  own, and has not purchased or sold during the past two years,  any securities of LifePoint.

         NICOLE  VIGLUCCI (AGE 30) currently  serves as a healthcare  analyst at
Accipiter Capital Management, LLC, a private investment management firm. She has served in that  capacity  since July 2005.  From April 2002 to March  2005,  she served as an analyst at JL Advisors,  LLC, a private  investment  firm. From May
2000 to April 2002 she served as a healthcare  associate at The Carlyle Group, a private  global  investment  firm that  originates,  structures and acts as lead
equity   investor  in   management-led   buyouts,   strategic   minority  equity
investments, equity private placements,  consolidations and buildups, and growth capital  financings.  The  principal  business  address of Ms.  Viglucci  is c/o

                                      -9-

Accipiter Capital  Management,  LLC, 399 Park Avenue,  38th Floor, New York, New
York 10022.  Ms.  Viglucci does not  beneficially  own, and has not purchased or sold  during the past two years,  any  securities  of  LifePoint  and  disclaims beneficial ownership of the Shares owned by Accipiter and its affiliates.

         The Nominees will not receive any compensation from any other member of the Accipiter  Group for their  services as directors of LifePoint.  Pursuant to letter  agreements  dated March 30, 2006,  Accipiter agreed to indemnify each of the Nominees  against claims arising from the  solicitation  of proxies from the
Company's  stockholders  in connection  with the Annual  Meeting and any related transactions.  Other  than  as  stated  herein,  there  are no  arrangements  or understandings  between the Nominees and any other member of the Accipiter Group or any other person or persons pursuant to which the nomination described herein is to be made,  other than the  consent by each of the  Nominees  to be named in this Proxy  Statement and to serve as a director of LifePoint if elected as such at the Annual  Meeting.  Except as  discussed  in the  Section  entitled  "Legal
Proceedings",  no  participant  in  this  solicitation  is a  party  adverse  to
LifePoint  or any of its  subsidiaries  or has a  material  interest  adverse to
LifePoint or any of its subsidiaries in any material pending legal proceedings.

         Accipiter does not expect that the Nominees will be unable to stand for election,  but,  in the event that such  persons are unable to serve or for good cause will not serve,  the Shares  represented  by the enclosed  GOLD proxy card will be voted for  substitute  nominees,  to the extent  this is not  prohibited under the By-Laws and applicable law. In addition,  Accipiter reserves the right to nominate  substitute  persons if LifePoint  makes or announces any changes to its By-Laws or takes or announces  any other action that has, or if  consummated would have, the effect of disqualifying the Nominees,  to the extent this is not prohibited  under the  By-Laws  and  applicable  law.  In any such case,  Shares represented  by the enclosed  GOLD proxy card will be voted for such  substitute nominees.  Accipiter reserves the right to nominate  additional  persons, to the extent this is not prohibited under the By-Laws and applicable law, if LifePoint increases the size of the  LifePoint  Board above its existing size or increases the number of  directors  whose terms expire at the Annual  Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position  of  Accipiter  that any  attempt to  increase  the size of the current
LifePoint  Board or to  reconstitute  or  reconfigure  the  classes on which the current  directors  serve  constitutes an unlawful  manipulation  of LifePoint's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION  OF THE  NOMINEES ON THE  ENCLOSED  GOLD
PROXY CARD.

                                      -10-

                                 PROPOSAL NO. 2

             LIFEPOINT PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

         As discussed in further detail in LifePoint's proxy statement, prior to the Annual Meeting,  LifePoint's Audit and Compliance Committee selected Ernst &
Young LLP as the Company's  independent  registered  public  accounting firm for
2006.  Ernst & Young LLP has audited the Company's  financial  statements  since
1999.  LifePoint is asking  stockholders  to ratify the  appointment  of Ernst &
Young LLP as the independent  registered  public  accounting firm of the Company for 2006.

         Accipiter  does not object to the  ratification  of the  appointment of
Ernst & Young LLP as the Company's independent registered public accounting firm for 2006.

                                      -11-

                           VOTING AND PROXY PROCEDURES

         Only  stockholders  of record on the Record  Date will be  entitled  to notice of and to vote at the Annual Meeting. Each Share is entitled to one vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly  available  information,  Accipiter  believes that the only outstanding class of securities of LifePoint  entitled to vote at the Annual  Meeting is the
Shares.

         Shares  represented by properly executed GOLD proxy cards will be voted at the Annual  Meeting as marked and,  in the absence of specific  instructions, will be voted FOR the  election of the Nominees to the  LifePoint  Board and FOR the  ratification of the appointment of Ernst & Young LLP, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

         We are asking you to elect our  Nominees.  The enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company's  nominees.  Accordingly,  you will not have the  opportunity to vote for any of LifePoint's nominees. You can only vote for LifePoint's nominees by signing and returning a proxy card provided by LifePoint. Stockholders should
refer  to  the   Company's   proxy   statement   for  the  names,   backgrounds,
qualifications  and other  information  concerning the Company's  nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees and the  ratification  of the  appointment of Ernst & Young LLP and will not vote their Shares in favor of any of LifePoint's nominees.

QUORUM

         In order to conduct any business at the Annual  Meeting,  a quorum must be present in person or  represented by valid  proxies.  A quorum  consists of a majority of the Shares  issued and  outstanding  on the Record Date.  All Shares that are voted  "FOR",  "AGAINST"  or "ABSTAIN"  (or  "WITHHOLD"  in the case of election of directors) on any matter will count for purposes of  establishing  a quorum and will be treated as Shares entitled to vote at the Annual Meeting (the
"Votes Present").

VOTES REQUIRED FOR APPROVAL

         ELECTION  OF  DIRECTORS.  A plurality  of the total votes cast  ("Votes
Cast") by holders of the Shares is required for the  election of  directors  and the three nominees who receive the most votes will be elected (assuming a quorum is present).  A vote to "WITHHOLD"  for any nominee for director will be counted for purposes of determining the Votes Present,  but will have no other effect on the outcome of the vote on the election of  directors.  A  stockholder  may cast such  votes for the  Nominees  either by so  marking  the  ballot at the  Annual
Meeting or by specific  voting  instructions  sent with a signed proxy to either
Accipiter  in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement or to LifePoint at 103 Powell  Court,  Suite
200, Brentwood, Tennessee 37027 or any other address provided by LifePoint.

                                      -12-

         RATIFICATION OF APPOINTMENT OF ERNST & YOUNG LLP. The affirmative  vote of a  majority  of the  Votes  Present  is  required  in  order  to  ratify  the appointment of Ernst & Young LLP as the Company's independent  registered public accounting firm for 2006.

ABSTENTIONS AND BROKER NON-VOTES

         Abstentions  and broker  non-votes  will count as Votes Present for the purpose  of  determining  whether a quorum is  present.  Abstentions  and broker non-votes  will not be  counted  as Votes  Cast in the  election  of  directors.
Abstentions  will have the effect of a vote  against the  proposal to ratify the appointment  of Ernst & Young LLP.  Broker  non-votes will have no effect on the proposal to ratify the appointment of Ernst & Young LLP.

         The term  "broker  non-vote"  refers to shares held in street name that are not voted  with  respect  to a  particular  matter,  generally  because  the beneficial  owner did not give any  instructions to the broker as to how to vote such  shares on that  matter and the broker is not  permitted  under  applicable rules to vote such shares in its discretion because of the subject matter of the proposal, but whose shares are present on at least one matter.

DISCRETIONARY VOTING

         Accipiter only plans on mailing proxy materials to stockholders who own
100 or more Shares.  Accordingly,  brokerage  firms will not have  discretionary authority to vote Shares held in street name by stockholders who own 100 or more
Shares while  brokerage firms will have  discretionary  authority to vote Shares held in street name by stockholders who own less than 100 Shares.

REVOCATION OF PROXIES

         Stockholders of LifePoint may revoke their proxies at any time prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation  of any earlier  proxy.  The  revocation  may be delivered  either to
Accipiter  in care of MacKenzie  Partners,  Inc. at the address set forth on the back cover of this Proxy  Statement or to LifePoint at 103 Powell  Court,  Suite
200,  Brentwood,  Tennessee  37027 or any other  address  provided by LifePoint.
Although a revocation is effective if delivered to LifePoint, Accipiter requests that either the original or photostatic  copies of all  revocations be mailed to
Accipiter  in care of MacKenzie  Partners,  Inc. at the address set forth on the back  cover  of this  Proxy  Statement  so that  Accipiter  will be aware of all revocations  and can more  accurately  determine  if and when  proxies have been received  from the  holders  of record on the Record  Date of a majority  of the
outstanding  Shares.  Additionally,   MacKenzie  Partners,  Inc.  may  use  this
information to contact  stockholders  who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE  LIFEPOINT  BOARD OR
FOR THE  RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP, PLEASE SIGN, DATE
AND RETURN  PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE  POSTAGE-PAID  ENVELOPE
PROVIDED.

                                      -13-

                             SOLICITATION OF PROXIES

         The  solicitation of proxies  pursuant to this Proxy Statement is being made by  Accipiter.  Proxies may be  solicited  by mail,  facsimile,  telephone, telegraph,  in person and by advertisements.  Accipiter will not solicit proxies via the Internet.

         Accipiter has entered into an agreement with MacKenzie  Partners,  Inc.
for solicitation and advisory services in connection with this solicitation, for which  MacKenzie  Partners,  Inc. will receive a fee of $150,000,  together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain  liabilities and expenses,  including certain  liabilities under the federal securities laws. MacKenzie Partners,  Inc. will solicit proxies from individuals,  brokers,  banks,  bank nominees and other  institutional  holders.
Accipiter has requested banks,  brokerage houses and other custodians,  nominees and fiduciaries to forward all solicitation  materials to the beneficial  owners of the Shares they hold of record. Accipiter will reimburse these record holders for their reasonable  out-of-pocket expenses in so doing. It is anticipated that
MacKenzie  Partners,  Inc.  will  employ  approximately  25  persons  to solicit
LifePoint's stockholders for the Annual Meeting.

         The entire  expense of  soliciting  proxies is being borne by Accipiter
Management.  Costs of this solicitation of proxies are currently estimated to be approximately  $500,000.  Accipiter  Management  estimates that through the date hereof,  its expenses in connection  with this  solicitation  are  approximately
$100,000.

                          OTHER PARTICIPANT INFORMATION

         Each  member  of  the  Accipiter   Group  is  a  participant   in  this
solicitation.  Gabe Hoffman is the managing  member of Candens  which in turn is the general partner of each of Accipiter, ALSF II and ALSF II QP. Mr. Hoffman is also the managing member of Accipiter Management which in turn is the investment manager of ALSF  Offshore and ALSF II Offshore.  The  principal  business of Mr.
Hoffman is serving as the managing  member of Candens and Accipiter  Management.
The  principal  business  of  Candens  is  serving  as the  general  partner  of
Accipiter,  ALSF  II and  ALSF  II  QP.  The  principal  business  of  Accipiter
Management  is serving as the  investment  manager of ALSF  Offshore and ALSF II
Offshore.  The  principal  business  of  Accipiter,  ALSF II,  ALSF II QP,  ALSF
Offshore and ALSF II Offshore is investing in securities. The principal business address of Mr. Hoffman,  Accipiter,  Candens, Accipiter Management,  ALSF II and
ALSF II QP is 399 Park  Avenue,  38th  Floor,  New  York,  New York  10022.  The
principal  business  address of ALSF  Offshore and ALSF II Offshore is c/o Ogier
Fiduciary Services (Cayman) Limited, Queensgate House, South Church Street, P.O.
Box 1234,  George Town,  Grand Cayman,  Cayman  Islands.  As of the date hereof,
Accipiter, ALSF II, ALSF Offshore, ALSF II Offshore and ALSF II QP own directly,
340,787  Shares  (1,000  Shares of which are held of  record),  173,555  Shares,
326,102 Shares,  96,603 Shares and 48,347 Shares,  respectively.  As the general partner  of  Accipiter,  ALSF  II and  ALSF  II QP,  Candens  may be  deemed  to beneficially  own the aggregate of 562,689 Shares held by such entities.  As the investment manager of ALSF Offshore and ALSF II Offshore,  Accipiter  Management
may be deemed to  beneficially  own the aggregate of the 422,705  Shares held by such entities. As the managing member of Candens and Accipiter  Management,  Mr.
Hoffman may be

                                      -14-

deemed  to  beneficially  own  the  aggregate  of the  985,394  Shares  held  by
Accipiter,  ALSF II, ALSF II QP, ALSF Offshore and ALSF II Offshore. Each of Mr.
Hoffman,  Candens and Accipiter Management disclaims beneficial ownership of the
Shares held by the other members of the Accipiter  Group except to the extent of their pecuniary interest therein. For information  regarding purchases and sales of  securities  of  LifePoint  during  the past two years by the  members of the
Accipiter Group, see Schedule I.

         Except as set forth in this Proxy  Statement  (including  the Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns any  securities of LifePoint;  (iii) no  participant  in this solicitation  owns any securities of LifePoint which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of LifePoint  during the past two years;  (v) no part of the purchase price or market value of the securities of LifePoint owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
LifePoint,  including,  but not  limited  to,  joint  ventures,  loan or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or
indirectly,  any  securities  of  LifePoint;   (viii)  no  participant  in  this
solicitation owns  beneficially,  directly or indirectly,  any securities of any parent or subsidiary of LifePoint;  (ix) no participant in this  solicitation or any of  his/her/its  associates  was a party to any  transaction,  or  series of similar transactions, since the beginning of LifePoint's last fiscal year, or is
a  party  to  any  currently   proposed   transaction,   or  series  of  similar
transactions,  to which LifePoint or any of its  subsidiaries  was or is to be a party, in which the amount involved exceeds $60,000;  (x) no participant in this
solicitation   or  any  of  his/her/its   associates  has  any   arrangement  or
understanding with any person with respect to any future employment by LifePoint or its affiliates, or with respect to any future transactions to which LifePoint or any of its affiliates will or may be a party;  and (xi) no person,  including the  participants  in this  solicitation,  who is a party to an  arrangement  or understanding  pursuant to which the  Nominees  are proposed to be elected has a substantial  interest,  direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                                LEGAL PROCEEDINGS

         On April 10, 2006,  Accipiter  filed a Complaint for Injunctive  Relief
(the  "Complaint")  in the Court of Chancery of the State of Delaware in and for
New Castle  County (the  "Court")  against  LifePoint and all the members of the
LifePoint Board. The Complaint was filed after LifePoint  advised Accipiter that its  notice of  nomination  of the  Nominees  was not  timely  delivered  to the
Company.  According  to  LifePoint's  By-Laws,  for  nominations  to be properly brought  by  a  stockholder  before  an  annual  meeting  of  stockholders,  the stockholders notice must be delivered to the Company not less than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders;
provided  however,  that if the date of the annual  meeting is  advanced by more than 30 days prior to or  delayed  by more than 60 days  after such  anniversary date,  notice by the  stockholder to be timely must be so delivered by the later of the close of  business  on the 90th day prior to such  annual  meeting or the

                                      -15-

10th day  following  the day on which  public  announcement  of the date of such meeting is first made. On March 31, 2006,  Accipiter submitted to LifePoint what it believed to be a timely  notice of its  intention to nominate the Nominees at the Annual  Meeting.  On April 4, 2006,  LifePoint  advised  Accipiter  that its notice was untimely on the ground that LifePoint had publicly announced the date of the Annual Meeting in a February 6, 2006 press release, and that, pursuant to a provision of LifePoint's  By-Laws,  stockholder  nominations of candidates for election as directors were therefore due within 10 days  thereafter (the "Notice
Provision"), or by February 16, 2006. The announcement of the date of the Annual
Meeting was contained in a nine-page press release that was otherwise devoted to announcing  financial results and presenting  unaudited financial statements and statistics.  The  Complaint  alleges  that the  members of the  LifePoint  Board breached their fiduciary  duties by triggering the Notice  Provision in a manner foreseeably adverse to any stockholders  potentially interested in nominating an opposing  slate of nominees.  The Complaint  seeks to (a) enjoin  LifePoint from proceeding  with the Annual  Meeting  without first waiving  application  of the
Notice Provision as to Accipiter and the Nominees and affording Accipiter a fair opportunity  to  solicit  proxies on behalf of the  Nominees,  (b) set aside the election  and order a new  election  in the event the  Annual  Meeting  proceeds without a full  opportunity  for  Accipiter to solicit  proxies on behalf of the
Nominees  and (c)  award  Accipiter  the  costs of the  action.  The  Court  has scheduled a hearing for April 25, 2006 on  Accipiter's  motion for a preliminary injunction  enjoining  LifePoint from proceeding with the Annual Meeting without first waiving the Notice Provision as to Accipiter.

         If we do not prevail in this  action,  any Gold proxy card  returned to
Accipiter or the Company will be counted for  purposes of  determinig  whether a quorum  is  present,  but will not be  counted  for  purposes  of  electing  the
Nominees.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

OTHER MATTERS

         Accipiter  is unaware  of any other  matters  to be  considered  at the
Annual Meeting. However, should other matters, which Accipiter is not aware of a reasonable time before this solicitation,  be brought before the Annual Meeting, the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER NOMINATIONS AND PROPOSALS

         According to LifePoint's  proxy  statement,  nominations of persons for election as directors  (other than persons  nominated by or at the  direction of the  LifePoint  Board)  and  proposals  of  business  to be  transacted  by  the stockholders  (other than  proposals  submitted  by or at the  direction  of the
LifePoint  Board)  at an  annual  meeting  of  stockholders  may be  made by any stockholder of record who is entitled to vote and who provides proper notice. In order for any such  nomination  or  submission  to be proper,  the  notice  must contain certain information  concerning the nominating or proposing  stockholder and the nominee or the  proposal,  as the case may be, and must be  delivered to the Secretary of the Company at the Company's  principal  executive  offices not less than 90 days prior to the first  anniversary of the preceding year's annual meeting of stockholders. If, however, the date of the annual meeting is advanced more than 30 days prior to or delayed  more than 60 days after such  anniversary date,  notice by the  stockholder  to be timely must be delivered not later than the close of business on the later of the 90th day prior to such annual  meeting or the tenth day following the day on which the public  announcement of the date of such meeting is first made.

                                      -16-

         According to LifePoint's proxy statement,  in the event that the number of directors to be elected to the  LifePoint  Board is increased and there is no public  announcement  naming all of the nominees for director or specifying  the size of the  increased  Board made by the Company at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by the By-Laws shall also be considered  timely,  but only with respect to nominees for any new positions  created by such increase,  if it is delivered not later than the close of business on the tenth day following the day on which such public announcement is first made by the Company.

         According to LifePoint's  proxy statement,  nominations by stockholders of persons for election to the LifePoint  Board may be made at a special meeting of stockholders if the stockholder's notice required by the By-Laws is delivered not later  than the  close of  business  on the  later of 90 days  prior to such special meeting or the tenth day following the day on which public  announcement is first made of the date of the special meeting and of the nominees proposed by the LifePoint Board to be elected at such meeting.

         According to LifePoint's  proxy statement,  if a stockholder  wishes to have a proposal  considered for inclusion in the Company's  proxy  materials for the next annual meeting of stockholders, the proposal must comply with the SEC's proxy  rules,  be stated in writing  and be received by the Company on or before the close of business on February 7, 2007. Any proposals should be mailed to the
Company at 103 Powell Court, Suite 200, Brentwood,  Tennessee 37027,  Attention:
Corporate Secretary.

INCORPORATION BY REFERENCE

         ACCIPITER  HAS OMITTED  FROM THIS PROXY  STATEMENT  CERTAIN  DISCLOSURE
REQUIRED  BY  APPLICABLE  LAW THAT IS  ALREADY  INCLUDED  IN  LIFEPOINT'S  PROXY
STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE INCLUDES,  AMONG OTHER
THINGS,  CURRENT  BIOGRAPHICAL  INFORMATION  ON LIFEPOINT'S  CURRENT  DIRECTORS,
INFORMATION  CONCERNING  EXECUTIVE  COMPENSATION,  AND AN ANALYSIS OF CUMULATIVE
TOTAL  RETURNS  ON AN  INVESTMENT  IN THE  SHARES  DURING  THE PAST FIVE  YEARS.
ALTHOUGH WE DO NOT HAVE ANY  KNOWLEDGE  INDICATING  THAT ANY  STATEMENT  MADE BY
ACCIPITER HEREIN IS UNTRUE, WE DO NOT TAKE ANY  RESPONSIBILITY  FOR THE ACCURACY
OR COMPLETENESS OF STATEMENTS  TAKEN FROM PUBLIC DOCUMENTS AND RECORDS THAT WERE
NOT  PREPARED BY OR ON OUR BEHALF,  OR FOR ANY FAILURE BY  LIFEPOINT TO DISCLOSE
EVENTS THAT MAY AFFECT THE  SIGNIFICANCE  OR ACCURACY OF SUCH  INFORMATION.  SEE
SCHEDULE II FOR INFORMATION  REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5%
OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF
LIFEPOINT.

         The information  concerning LifePoint contained in this Proxy Statement and the  Schedules  attached  hereto  has been  taken  from,  or is based  upon, publicly available information.

                                         ACCIPITER LIFE SCIENCES FUND, LP

                                         APRIL 21, 2006

                                      -17-

                                   SCHEDULE I

                     TRANSACTIONS IN SECURITIES OF LIFEPOINT
                            DURING THE PAST TWO YEARS

       Class                      Quantity                 Price Per                Date of
    of Security               Purchased/(Sold)              Unit ($)             Purchase/Sale
    -----------               ----------------              --------             -------------

ACCIPITER LIFE SCIENCES FUND, LP
----------------------------------------------------------------------------------------------
Common Stock                       60,343                    45.6113                  8/04/05

Common Stock                      (19,734)                   46.8194                  8/09/05

Common Stock                       19,740                    45.0663                  8/16/05

Common Stock                       (4,200)                   46.3054                  8/24/05

Common Stock                        5,640                    44.9650                  8/30/05

Common Stock                       14,100                    44.2670                  9/14/05

Common Stock                        5,640                    43.1200                  9/20/05

Common Stock                       10,152                    42.7770                  9/21/05

Common Stock                       14,100                    41.8432                 10/25/05

Common Stock                       28,200                    40.2248                 10/26/05

Common Stock                      (28,200)                   38.9984                 10/31/05

Common Stock                       32,200                    40.0200                 11/18/05

Common Stock                      (15,400)                   38.4484                 12/01/05

Common Stock                         (352)                   38.2747                 12/02/05

Common Stock                      (16,800)                   38.2747                 12/02/05

Common Stock                      (26,450)                   40.2552                 12/13/05

Common Stock                       26,811                    29.5785                  1/10/06

Common Stock                        1,615                    29.2700                  1/10/06

Common Stock                       34,987                    29.5500                  1/10/06

Common Stock                       (4,170)                   31.1990                  1/27/06

Common Stock                       (6,800)                   31.1990                  2/02/06

Common Stock                       11,501                    29.1040                  3/06/06

Common Stock                        1,548                    30.0838                  3/08/06

Common Stock                       58,553                    30.0258                  3/08/06

Common Stock                        2,143                    28.6209                  3/17/06

Common Stock                        4,153                    28.5900                  3/17/06

Common Stock                       14,617                    29.1516                  3/20/06

Common Stock                        2,643                    28.7050                  3/20/06

                                      I-1

       Class                      Quantity                 Price Per                Date of
    of Security               Purchased/(Sold)              Unit ($)             Purchase/Sale
    -----------               ----------------              --------             -------------

Common Stock                       10,123                    28.7188                  3/20/06

Common Stock                        7,765                    29.2595                  3/21/06

Common Stock                          942                    29.1678                  3/21/06

Common Stock                       79,019                    29.3266                  3/22/06

Common Stock                        8,429                    29.3327                  3/23/06

ACCIPITER LIFE SCIENCES FUND II, LP

Common Stock                          130                    36.7200                 12/07/05

Common Stock                         (950)                   39.8875                 12/13/05

Common Stock                       20,078                    36.4167                  1/03/06

Common Stock                        8,946                    34.4959                  1/05/06

Common Stock                       12,650                    29.4945                  1/10/06

Common Stock                        5,611                    31.1687                  1/20/06

Common Stock                        7,500                    30.7500                  1/23/06

Common Stock                        2,037                    30.4393                  1/25/06

Common Stock                       13,114                    31.3137                  3/01/06

Common Stock                        4,417                    29.1040                  3/06/06

Common Stock                          552                    30.0838                  3/08/06

Common Stock                        3,604                    30.0258                  3/08/06

Common Stock                        6,545                    28.6209                  3/17/06

Common Stock                       12,682                    28.5900                  3/17/06

Common Stock                        1,451                    29.1516                  3/20/06

Common Stock                          262                    28.7050                  3/20/06

Common Stock                        1,005                    28.7188                  3/20/06

Common Stock                           56                    29.2595                  3/21/06

Common Stock                            7                    29.1671                  3/21/06

Common Stock                       34,704                    29.3266                  3/22/06

Common Stock                       15,837                    29.3327                  3/23/06

Common Stock                        4,905                    30.5682                  3/31/06

Common Stock                          547                    30.8000                  3/31/06

ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.

                                      I-2

      Class                      Quantity                 Price Per                Date of
    of Security               Purchased/(Sold)              Unit ($)             Purchase/Sale
    -----------               ----------------              --------             -------------

Common Stock                       46,657                    45.6113                 8/04/05

Common Stock                      (15,266)                   46.8194                 8/09/05

Common Stock                       15,260                    45.0663                 8/16/05

Common Stock                       (3,300)                   46.3054                 8/24/05

Common Stock                        4,360                    44.9650                 8/30/05

Common Stock                       10,900                    44.2670                 9/14/05

Common Stock                        4,360                    43.1200                 9/20/05

Common Stock                        7,848                    42.7770                 9/21/05

Common Stock                       10,900                    41.8432                10/25/05

Common Stock                       21,800                    40.2248                10/26/05

Common Stock                      (21,800)                   38.9984                10/31/05

Common Stock                       24,900                    40.0200                11/18/05

Common Stock                      (12,100)                   38.4484                12/01/05

Common Stock                      (12,448)                   38.2747                12/02/05

Common Stock                      (20,550)                   40.2552                12/13/05

Common Stock                        5,944                    34.4959                 1/05/06

Common Stock                       23,189                    29.5785                 1/10/06

Common Stock                        1,385                    29.2700                 1/10/06

Common Stock                       30,013                    29.5500                 1/10/06

Common Stock                       (3,830)                   31.1990                 1/27/06

Common Stock                       10,486                    29.1040                 3/06/06

Common Stock                        1,453                    30.0838                 3/08/06

Common Stock                       54,946                    30.0258                 3/08/06

Common Stock                        2,024                    28.6209                 3/17/06

Common Stock                        3,919                    28.5900                 3/17/06

Common Stock                       13,720                    29.1516                 3/20/06

Common Stock                        2,481                    28.7050                 3/20/06

Common Stock                        9,503                    28.7188                 3/20/06

Common Stock                        7,302                    29.2595                 3/21/06

Common Stock                          886                    29.1678                 3/21/06

Common Stock                       74,192                    29.3266                 3/22/06

Common Stock                        7,900                    29.3327                 3/23/06

Common Stock                        6,200                    30.8000                 3/31/06

                                      I-3

      Class                      Quantity                 Price Per                Date of
    of Security               Purchased/(Sold)              Unit ($)             Purchase/Sale
    -----------               ----------------              --------             -------------

ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.

Common Stock                       22,237                    36.4167                 1/03/06

Common Stock                        9,377                    34.4959                 1/05/06

Common Stock                       13,220                    29.4945                 1/10/06

Common Stock                        5,817                    31.1687                 1/20/06

Common Stock                        1,285                    30.4393                 1/25/06

Common Stock                            8                    31.3138                 3/01/06

Common Stock                        2,356                    29.1040                 3/06/06

Common Stock                          293                    30.0838                 3/08/06

Common Stock                        1,895                    30.0258                 3/08/06

Common Stock                        3,463                    28.6209                 3/17/06

Common Stock                        6,709                    28.5900                 3/17/06

Common Stock                          772                    29.1516                 3/20/06

Common Stock                          140                    28.7050                 3/20/06

Common Stock                          534                    28.7188                 3/20/06

Common Stock                           24                    29.2596                 3/21/06

Common Stock                            3                    29.1667                 3/21/06

Common Stock                       18,391                    29.3266                 3/22/06

Common Stock                        8,404                    29.3327                 3/23/06

Common Stock                        2,730                    30.5682                 3/31/06

Common Stock                        4,748                    30.8000                 3/31/06

ACCIPITER LIFE SCIENCES FUND II (QP), LP

Common Stock                       13,685                    36.4167                 1/03/06

Common Stock                        5,733                    34.4959                 1/05/06

Common Stock                        8,130                    29.4945                 1/10/06

Common Stock                        3,572                    31.1687                 1/20/06

Common Stock                          678                    30.4393                 1/25/06

Common Stock                          378                    31.3137                 3/01/06

Common Stock                        1,240                    29.1040                 3/06/06

Common Stock                          154                    30.0838                 3/08/06

Common Stock                        1,002                    30.0258                 3/08/06

                                      I-4

      Class                      Quantity                 Price Per                Date of
    of Security               Purchased/(Sold)              Unit ($)             Purchase/Sale
    -----------               ----------------              --------             -------------

Common Stock                        1,825                    28.6209                 3/17/06

Common Stock                        3,537                    28.5900                 3/17/06

Common Stock                          407                    29.1516                 3/20/06

Common Stock                           74                    28.7050                 3/20/06

Common Stock                          282                    28.7188                 3/20/06

Common Stock                           13                    29.2592                 3/21/06

Common Stock                            2                    29.1700                 3/21/06

Common Stock                        9,694                    29.3266                 3/22/06

Common Stock                        4,430                    29.3327                 3/23/06

Common Stock                        1,365                    30.5682                 3/31/06

Common Stock                            5                    30.8000                 3/31/06

                        Accipiter Capital Management, LLC
                        ---------------------------------

                                      NONE

                              Candens Capital, LLC
                              --------------------

                                      NONE

                                  Gabe Hoffman
                                  ------------

                                      NONE

                                Mohsin Y. Meghji
                                ----------------

                                      NONE

                                 Earl P. Holland
                                 ---------------

                                      NONE

                                 Nicole Viglucci
                                 ---------------

                                      NONE

                                      I-5

                                   SCHEDULE II

     THE FOLLOWING TABLE IS REPRINTED FROM LIFEPOINT'S PROXY STATEMENT FILED
          WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2006

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         The following  table sets forth certain  information as of December 31,
2005 (unless otherwise indicated) regarding beneficial ownership of Common Stock by (i) each director,  nominee for director and executive officer of the Company who  owns  Common  Stock,  (ii)  each  person  known  by the  Company  to be the beneficial owner of more than 5% of the outstanding  Common Stock of the Company and (iii) all directors and  executive  officers as a group.  As of December 31,
2005,  there  were  57,102,882  shares of Common  Stock  outstanding.  Except as otherwise  indicated,  the  beneficial  owners listed below have sole voting and investment power with respect to all shares owned by them,  except to the extent such power is shared by a spouse under applicable law.

                                                                                               Shares
                                                                                            Beneficially  Percent of
                                 Name of Beneficial Owner                                      Owned         Class
---------------------------------------------------------------------------------------    -------------  ----------
Janus Capital Management, LLC (1)                                                            3,683,890        6.4%
U.S. Trust Corporation (2)                                                                   3,034,813        5.32
Kenneth C. Donahey (3)(4)(5)(6)                                                              1,012,836        1.75
William F. Carpenter III (3)(4)(5)(6)                                                          609,335        1.06
William M. Gracey (3)(4)(5)(6)(7)                                                              392,739         *
Michael J. Culotta (3)(4)(5)(6)                                                                387,002         *
Jone Law Koford (3)(4)(5)(6)                                                                   100,549         *
DeWitt Ezell, Jr. (3)(8)                                                                        39,855         *
William V. Lapham (3)(9)                                                                        37,070         *
John E. Maupin, Jr., D.D.S. (3)(8)                                                              31,136         *
Ricki Tigert Helfer (3)(8)                                                                      24,906         *
Richard H. Evans (3)(8)                                                                         24,686         *
Owen G. Shell (3)(8)                                                                            23,742         *
Michael P. Haley (10)                                                                           11,083         *
All directors and executive officers as a group (12 persons) (3)(4)(5)(6)(7)(8)(9)(10)       2,694,939        4.56
-----------------
*        Less than one percent.

(1)      The ownership for Janus Capital Management, LLC is based on information contained  in the Schedule 13G filed with the SEC on February 14, 2006.
         Janus  Capital  Management,  LLC has sole voting  power with respect to
         1,033,271 shares, shared voting power with respect to 2,650,619 shares, sole  dispositive  power with  respect to  1,033,271  shares and shared dispositive  power with  respect to  2,650,619  shares.  The address of
         Janus Capital Management,  LLC is 151 Detroit Street, Denver,  Colorado
         80206.

(2)      The ownership for U.S. Trust  Corporation  and its affiliates on behalf of  the  Employee  Stock  Ownership  Plan  ("ESOP")  component  of  the
         Retirement  Plan is based on information  contained in the Schedule 13G filed with the SEC on February 15, 2006.  U.S.  Trust  Corporation  has
         shared voting power with respect to 2,383,820  shares  (2,342,110 ESOP)
         and  shared   dispositive   power  with  respect  to  2,383,820  shares

                                      II-1

         (2,342,110  ESOP).  U.S. Trust  Corporation  has sole voting power with respect to 197,858  shares and sole  dispositive  power with respect to
         636,298  shares.  The address of U.S. Trust  Corporation is 114 W. 47th
         Street, New York, New York 10036.

(3)      In computing  the number of shares  beneficially  owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable,  or will become  exercisable  within 60 days from December 31, 2005,  are deemed outstanding.  The  total  number of  options,  pursuant  to which  such persons  have rights to acquire  beneficial  ownership  of Common Stock within 60 days, is as follows:

                        Name                           Options
---------------------------------------------------- ----------
Kenneth C. Donahey                                     704,756
William F. Carpenter III                               452,756
William M. Gracey                                      305,613
Michael J. Culotta                                     300,000
Jone Law Koford                                         70,000
DeWitt Ezell, Jr.                                       24,640
William V. Lapham                                       24,640
Ricki Tigert Helfer                                     12,835
John E. Maupin, Jr., D.D.S.                             24,640
Richard H. Evans                                        16,606
Owen G. Shell, Jr.                                      11,000

(4)      The ownership  given for each  individual  includes  shares  indirectly owned  through  the  Retirement  Plan as set forth in the table  below.
         Share amounts are estimates  based on unit  accounting and based upon a
         December 30, 2005 value of $37.50 per share.

                        Name                          Shares
---------------------------------------------------  --------
Kenneth C. Donahey                                    2,776
William F. Carpenter III                              1,031
William M. Gracey                                     2,222
Michael J. Culotta                                    2,109
Jone Law Koford                                         549

(5)      The  ownership for each  individual  includes  restricted  stock awards granted in 2005 under the Amended and Restated 1998 Long-Term Incentive
         Plan  ("Incentive  Plan") as set forth in the table  below.  Generally, such shares will be forfeited in their  entirety  unless the individual continues to be an employee of the Company on April 22, 2008.

                        Name                          Shares
---------------------------------------------------  --------
Kenneth C. Donahey                                   40,000
William F. Carpenter III                             18,000
William M. Gracey                                    18,000
Michael J. Culotta                                   18,000
Jone Law Koford                                      10,000

(6)      The  ownership for each  individual  includes  restricted  stock awards granted  in 2005  under  the  Incentive  Plan as set forth in the table

                                      II-2

         below.  Generally,  these  shares  become  unrestricted  in three equal installments on April 22, 2008,  April 22, 2009 and April 22, 2010 and,
         with respect to Messrs.  Donahey,  Culotta,  Carpenter and Gracey, upon realization of certain predetermined performance criteria.

                        Name                         Shares
---------------------------------------------------  --------
Kenneth C. Donahey                                   80,000
William F. Carpenter III                             36,000
William M. Gracey                                    36,000
Michael J. Culotta                                   36,000
Jone Law Koford                                      20,000

(7)      The ownership for Mr. Gracey includes  options to purchase 52 shares of
         Common  Stock  held by Mr.  Gracey's  wife,  as to which  he  disclaims beneficial ownership.

(8)      The  ownership  for each  individual  includes  deferred  stock  units, granted under the Outside  Directors Plan,  payable in shares of Common
         Stock as follows:

                                                     Deferred Stock
                        Name                             Units
---------------------------------------------------  ---------------
DeWitt Ezell, Jr.                                       1,488
Ricki Tigert Helfer                                     5,024
John E. Maupin, Jr., D.D.S.                             2,832
Richard H. Evans                                        1,082
Owen G. Shell, Jr.                                        744

--------------------------------------------------------------------------------
(9)     The ownership for Mr. Lapham  includes 2,250 shares held by Mr. Lapham's wife  and 380  shares  held by Mr.  Lapham's  daughter,  as to  which he disclaims beneficial ownership.

(10)    The ownership for Mr. Haley  includes  7,000 shares of restricted  stock granted under the Outside Directors Plan.  Generally,  these shares will be forfeited in their entirety  unless Mr. Haley continues to serve as a director of the company on April 22, 2008.

                                      II-3

                            IMPORTANT

         Tell your Board what you think!  Your vote is important.  No matter how many  Shares you own,  please  give  Accipiter  your proxy FOR the  election  of
Accipiter's Nominees by taking three steps:

         o        SIGNING the enclosed GOLD proxy card,

         o        DATING the enclosed GOLD proxy card, and

         o        MAILING  the  enclosed  GOLD proxy card TODAY in the  envelope provided  (no  postage  is  required  if mailed in the  United
                  States).

         If any of your Shares are held in the name of a brokerage  firm,  bank, bank  nominee or other  institution,  only it can vote such Shares and only upon receipt of your specific  instructions.  Accordingly,  please contact the person responsible  for your account and instruct that person to execute the GOLD proxy card  representing  your Shares.  Accipiter urges you to confirm in writing your instructions  to Accipiter in care of  MacKenzie  Partners,  Inc. at the address provided below so that Accipiter will be aware of all instructions given and can attempt to ensure that such instructions are followed.

         If you  have  any  questions  or  require  any  additional  information concerning this Proxy Statement,  please contact MacKenzie Partners, Inc. at the address set forth below.

                                   MACKENZIE
                                 PARTNERS,INC.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                           PROXY@MACKENZIEPARTNERS.COM

                                       or
                          CALL TOLL FREE (800) 322-2885

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED APRIL 20, 2006

GOLD PROXY

                            LIFEPOINT HOSPITALS, INC.

                       2006 ANNUAL MEETING OF STOCKHOLDERS

      THIS PROXY IS SOLICITED ON BEHALF OF ACCIPITER LIFE SCIENCES FUND, LP

               THE BOARD OF DIRECTORS OF LIFEPOINT HOSPITALS, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The  undersigned  appoints Gabe Hoffman and Nicole  Viglucci,  and each of them, attorneys  and  agents  with full  power of  substitution  to vote all shares of common stock of LifePoint Hospitals,  Inc. (the "Company") which the undersigned would be entitled to vote if  personally  present at the 2006 Annual  Meeting of
Stockholders of the Company scheduled to be held on Monday,  May 8, 2006 at 3:00
p.m. local time at 511 Union Street, Suite 2700, Nashville, Tennessee 37219, and
including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the "Annual Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual   Meeting  that  are  unknown  to  Accipiter   Life  Sciences   Fund,  LP
("Accipiter") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

           ACCIPITER RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW
                            AND "FOR" PROPOSAL NO. 2

1.       APPROVAL OF ACCIPITER'S PROPOSAL TO ELECT DIRECTORS:

                                                                                                   FOR ALL EXCEPT
                                                                        WITHHOLD AUTHORITY TO    NOMINEE(S) WRITTEN
                                                    FOR ALL NOMINEES    VOTE FOR ALL NOMINEES          BELOW

         Nominees:   Mohsin Y. Meghji                     [ ]                   [ ]                     [ ]
                     Earl P. Holland
                     Nicole Viglucci                                                            ________________

2.       APPROVAL OF THE COMPANY'S PROPOSAL TO RATIFY THE APPOINTMENT OF ERNST &
         YOUNG LLP AS THE COMPANY'S REGISTERED PUBLIC ACCOUNTING FIRM:

                      FOR                  AGAINST                ABSTAIN
                      [ ]                    [ ]                    [ ]

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.